Exhibit 99.2

Lemzoparlimab, a Differentiated Anti-CD47 Antibody in Combination with Rituximab in Relapsed and Refractory Non-Hodgkin’s Lymphoma: Initial Clinical Results

Program: Oral and Poster Abstracts

Session: 623. Mantle Cell, Follicular, and Other Indolent B Cell Lymphomas: Clinical and

Epidemiological: Poster III

Hematology Disease Topics & Pathways:

Clinical Trials, Clinical Research

Monday, December 13, 2021, 6:00 PM-8:00 PM

Amitkumar Mehta, MD1, Wael Harb, MD2, Claire Xu, MD, PhD3, Yuan Meng, MD4*, Linda Lee, PharmD3*, Vivian Yuan, PhD3*, Zhengyi Wang, PhD4*, Pengfei Song, PhD3*, Joan Huaqiong Shen, MD, PhD4* and Ajay K Gopal, MD5

[1]	Comprehensive Cancer Center, University of Alabama at Birmingham, Birmingham, AL
[2]	Horizon Oncology Center, Lafayette, IN
[3]	I-Mab Biopharma, Gaithersburg, MD
[4]	I-Mab Biopharma, Shanghai, China
[5]	University of Washington, Seattle, WA

Introduction

Lemzoparlimab (also known as TJ011133 or TJC4) is a differentiated CD47 IgG4 antibody targeting a distinct CD47 epitope to enable a unique red blood cell sparing property, while retaining strong anti-tumor activity as demonstrated previously in patients with solid tumors. Lemzoparlimab does not induce significant hematologic toxicity without the need of priming dosing commonly required for other CD47 antibodies. Lemzoparlimab exhibits an enhanced treatment effect when combined with rituximab in lymphoma animal models.

Methods

This ongoing Phase 1b study (NCT03934814) enrolled relapsed and refractory (R/R) patients with CD20 positive Non-Hodgkin’s Lymphoma (NHL) who had at least two prior lines of therapy in a 3+3 dose escalation design followed by a dose expansion. Lemzoparlimab was administered intravenously at doses of 20 or 30 mg/kg weekly with rituximab (375 mg/m2 QW for 5 doses followed by once monthly for 3 doses). Safety, tolerability, pharmacokinetics (PK), pharmacodynamics (PD) and anti-tumor activity based on Lugano criteria were assessed. Preliminary data as of 2 July 2021 are reported here with the updated data set to be presented at the 2021 ASH meeting.

Results

Eight heavily pre-treated patients with R/R NHL who had progressed on prior CD20 targeted therapies were enrolled to the dose cohorts of 20 mg/kg (n=6) and 30 mg/kg (n=2) of lemzoparlimab in combination with rituximab. The diagnoses included diffuse large B-cell lymphoma (DLBCL) [n=2], mantle cell lymphoma (MCL) [n=1], and follicular lymphoma (FL) [n=5]. Patients had a median age of 63 years (range: 43-83) and a median of 4 prior therapies (range: 2-10). Safety and tolerability: The most common treatment-related adverse events (TRAEs) were infusion-related reactions (n=4), pruritus (n=3), fatigue (n=3), rash (n=2), constipation (n=2), and dyspnea (n=2). All TRAEs were Grade 1 or 2, with one exception who reported Grade 3 TRAEs including pleural effusion, tachycardia, cough, pruritis, fatigue, rash and dyspnea, at 20 mg/kg dose level. Mild hematologic AEs were observed as one isolated episode of anemia and thrombocytopenia, respectively, and no treatment was required. PK and PD: Co-administration of rituximab did not affect the PK or immunogenicity of lemzoparlimab. On average, 80% and 90% CD47 receptor occupancy was detected in biopsied lymph nodes from the patients dosed at 20 and 30 mg/kg, respectively, indicating significant tumor target engagement. Anti-tumor activity: Among 7 efficacy-evaluable patients, 3 complete responses (CR) [1 transformed FL-DLBCL + 2 FL] and 1 partial response (PR) of FL were observed (ORR=57%), together with 3 stable disease (SD duration between 3-6 months). The overall DCR was 100%. Tumor shrinkage was observed in all evaluable patients. One patient was not efficacy evaluable due to clinical disease progression after withdrawal from the study at the first cycle. The median time to an initial response to the treatment was 2 months and all responders remained in clinical response at time of data cutoff. During continued treatment, two patients developed improved responses. One patient with transformed FL-DLBCL improved from PR at 2nd month to CR at 8th month and another patient with FL improved from SD at 2nd month to PR at 4th month.

Conclusion

Consistent with the previously reported monotherapy results, lemzoparlimab given at 20 – 30 mg/kg with rituximab is safe and well tolerated in patients with R/R NHL without the need for a priming dose. A high level of intra-tumoral target engagement was reached at both dose levels. The combination therapy exhibited evidence of clinical activity in heavily pre-treated R/R NHL patients who had progressed on prior CD20 targeted therapies. The results provide the basis for RP2D and impetus for accelerated clinical development for NHL.

Disclosures: Mehta: Seattle Genetics; Incyte; TG Therapeutics: Consultancy; Seattle Genetics; Incyte; TG Therapeutics: Membership on an entity’s Board of Directors or advisory committees, Speakers Bureau; Affirmed; Kite/Gilead; Roche-Genetech; Celgene/BMS; Oncotartis; Innate Pharmaceuticals; Seattle Genetics; Incyte; Takeda; Fortyseven Inc/Gilead; TG Therapeutics; Merck; Juno Pharmaceuticals/Bristol Myers Squibb: Research Funding. Xu: I-Mab Biopharma: Current Employment. Meng: I-Mab Biopharma: Current Employment. Lee: I-Mab Biopharma: Current Employment. Yuan: I-Mab Biopharma: Current Employment. Wang: I-Mab Biopharma: Current Employment. Song: I-Mab Biopharma: Current Employment. Shen: I-Mab Biopharma: Current Employment. Gopal: Merck: Consultancy, Honoraria, Research

Funding; Beigene: Consultancy, Honoraria; Janssen: Consultancy, Honoraria, Research

Funding; Astra-Zeneca: Research

Funding; MorphoSys: Honoraria; Gilead: Consultancy, Honoraria, Research

Funding; Acrotech: Consultancy, Honoraria; Kite: Consultancy, Honoraria; Epizyme: Consultancy, Honoraria; Servier: Consultancy, Honoraria; Takeda: Research

Funding; Genetech: Consultancy, Honoraria, Research

Funding; Karyopharm: Consultancy, Honoraria; Bristol Meyers Squibb: Research

Funding; Agios: Research Funding; I-Mab bio: Consultancy, Honoraria, Research

Funding; Incyte: Honoraria; Nurix Inc: Consultancy, Honoraria; ADC

Therapeutics: Consultancy, Honoraria; IGM Biosciences: Research

Funding; SeaGen: Consultancy, Honoraria, Research Funding; Teva: Research

Funding; Cellectar: Consultancy, Honoraria.

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